Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              David Lyons
Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              October 26, 2010

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period March 1, 2010 through August 31, 2010 (and current)

Item 7
As a reminder to update your report under Item #7:
•	GMO Emerging Domestic Opportunities Fund – added as a new series of GMO Trust, effective: August 2, 2010

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators have alleged that the Fund violated certain conditions under which it was granted permission to operate in India and have restricted a portion of the Fund’s locally held assets pending resolution of the dispute.  The amount of these restricted assets represents less than 0.1% of the Fund’s net assets as of August 31, 2010.   The valuation of this possible claim and all matters relating to the Fund's response to these allegations are subject to the supervision and control the Trust's Board of Trustees, and all costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, the Fund was among numerous plaintiffs that filed claims in the Arizona Superior Court on May 23, 2003 against various defendants, including J.P. Morgan Chase Bank, Credit Suisse First Boston Corp., and Deloitte & Touche in connection with the default of two asset-backed securities, NPF VI Trust and NPF XII Trust, held by the Fund.  The litigation was removed to federal court and now resides in the U.S. District Court for the Southern District of Ohio.  All claims have been settled with J.P. Morgan Chase Bank and Deloitte & Touche.  Registrant considers this litigation routine litigation incidental to its business.

GMO Emerging Country Debt Fund
In July 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain. In May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The ineligible portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.15% of the net assets of the Fund as of August 31, 2010.  All costs in respect of this matter are being borne by the Fund.

In July 2008, the Fund filed claims in the High Court of Justice in Accra, Ghana against GNPA Limited (“GNPA”) seeking payment on an unconditional promissory note issued by GNPA in an amount of $5.3 million.  A judgment was awarded in the Fund’s favor on February 25, 2010; however, the defendant has appealed that judgment.  The defaulted promissory note, which continues to be valued according to the Fund’s valuation policy, represented less than 0.02 % of the net assets of the Fund as of August 31, 2010.  All costs in respect of this matter are being borne by the Fund.

Item 77I:  Terms of new or amended securities
•	Effective August 2, 2010, GMO Emerging Domestic Opportunities Fund was added as a new series of GMO Trust

Item 77Q1:  Exhibits

(a)	Attached is a copy of the following Amendment to the GMO Trust Declaration of Trust during this period:
•	Amendment No. 2: to establish a new series of the Trust: GMO Emerging Domestic Opportunities Fund, executed May 18, 2010

(c)	copy of the management contracts between GMO Trust, on behalf of all new series of GMO Trust (see above), and GMO LLC

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)